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Exhibit (a)(1)(F)

[CAP ROCK ENERGY LOGO]

February 8, 2003

Dear Shareholder:

Cap Rock Energy Corporation is offering to purchase certain shares of its outstanding common stock which were distributed to certain former members of Cap Rock Electric Cooperative, Inc. under the conversion plan and that are still held by those persons as of the offering date, at a price of $10.00 per share. As of January 24, 2003 the stock was selling at an average high/low market price of $11.65 per share on the American Stock Exchange. This offer is made pursuant to the terms of our purchase commitment which was originally outlined in our Prospectus dated July 31, 2001. The terms and conditions of the offer are described in this Offer to Purchase and the related Letter of Transmittal. You were issued common stock dated December 10, 2001, which was distributed February 8, 2002. As one of the original holders of our stock, you may be eligible to tender your shares.

Our records indicate that you have deposited your originally issued shares of Cap Rock Energy Corporation stock with your stockbroker. Your broker will be informed of this Offer to Purchase and should forward all materials to you. When you deposited your shares with your broker, he/she deposited them with a federal depository, at which time the original stock certificate was cancelled. Although your broker may beneficially hold your originally issued shares, you may have purchased additional shares of our stock as well as sold shares. Your broker may not be able to determine which of your shares were "originally issued" and which ones may be subsequent purchases or receipts.

Our Offer to Purchase is only for those originally issued shares of our stock, and subsequent purchases or receipts of additional shares are not eligible. In addition, partial tenders of eligible shares will not be accepted.

If you wish to tender your eligible shares, please advise your broker that you are only eligible to tender those originally issued shares. If you are unsure of the number of shares that were originally issued to you in the conversion, please feel free to call me at (915) 684-0302 for assistance.

Sincerely,
/s/  PEG GEER
Peg Geer
Investor Relations

CAP ROCK ENERGY • 500 WEST WALL, SUITE 200 • MIDLAND, TX 79701 • PHONE (915) 683-5422

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  Exhibit (a)(1)(F)